Exhibit 99.1

MultiMetaVerse Announces Updates of the Taomee Acqusition and Termination of Prior Acquisition Agreement

SHANGHAI, [November 29, 2023] – MultiMetaVerse Holdings Limited (“MMV” or the “Company”), an animation and entertainment company for young consumers in China, announced today that it has received a letter of termination with respect to MMV’s contemplated acquisition of Taomee (the “Letter of Termination”). On September 15, 2023, MMV announced that it had entered into an acquisition agreement (the “Agreement”) to acquire 100% equity in Shanghai Shengran Information Technology Co., Ltd. and associated interests pertaining to all of its consolidated variable interest entities (collectively, the “Target Group,” or “Taomee”). The closing of the Agreement was conditioned upon, among others, MMV’s payment of the transaction consideration in installments within a fixed period of time. MMV received the Letter of Termination from Dongzheng Ruibo (Shanghai) Investment Center (Limited Partnership) and Orient TM Ruibo Limited (each a “Seller”, and collectively, the “Sellers”) terminating the Agreement citing MMV’s inability to pay the consideration within the agreed timeline pursuant to the Agreement.

MMV believes that the Target Group is a valuable asset with synergy to the Company, and intends to further pursue the transaction contemplated under the Agreement. MMV continues to engage the Sellers in negotiation regarding the acquisition of Taomee and is optimistic of the possibility of resuming the transaction when MMV secures sufficient funding for closing. In furtherance of this effort, MMV is actively seeking financing opportunities with institutions and private investors. In particular, MMV has entered into a share subscription agreement with Eagle Creek LP with a total proceed of US$15,000,000. MMV’s management is committed to raising additional funds in an effort to close the transaction.

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV commenced animation production in 2015 under its signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. It has also developed and augmented new brands, stories, and characters, such as Neko Album.

For more information, please visit https://www.multi-metaverse.com/.

For investor and media inquiries, please contact:

MultiMetaVerse Holdings Limited
Investor Relations
E-mail: ir@multi-metaverse.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.